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FEB 10 2009

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SECU 09055052 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2008 (MM/DD/YY) AND ENDING 12-31-2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Tidal Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5501 Mid Cities Parkway, Suite 100
(No. and Street)

Schertz	Texas	78154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

10001 Reunion Place, Suite 400	San Antonio	Texas	78216
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 19 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lee Novikoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tidal Group, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA M PEACOCK
NOTARY PUBLIC
State of Texas
Comm. Exp. 12-21-2010

Signature

Lee Novikoff, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Tidal Group, Inc.

Accountants' Report and Financial Statements

December 31, 2008

The Tidal Group, Inc.

December 31, 2008

Contents

BKD LLP
CPAs & Advisors

10001 Reunion Place, Suite 400
San Antonio, TX 78216-4137
210.341.9400 Fax 210.341.9434 www.bkd.com

Independent Accountants' Report

Board of Directors
The Tidal Group, Inc.

We have audited the accompanying statement of financial condition of The Tidal Group, Inc. (a Texas Corporation), as of December 31, 2008, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of The Tidal Group, Inc., as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the Unites States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. The information contained on pages 9 and 10 has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

January 19, 2009

The Tidal Group, Inc.
Statement of Financial Condition
December 31, 2008

Assets		
Current Assets		
Cash	$	82,337
Employee advances		2,821
Federal income taxes receivable		3,095
Prepaid expenses		75,887
Total current assets		164,140
Property and Equipment, less accumulated depreciation of $87,745		7,201
	$	171,341
Liabilities and Shareholder's Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$	4,276
Shareholder's Equity		
Common stock, no par value, 1,000,000 shares authorized, 156,000 shares issued and outstanding		31,200
Retained earnings		135,865
		167,065
	$	171,341

The Tidal Group, Inc.
Statement of Income
December 31, 2008

Revenues	
Fee income	$ 4,512,104
Other income	51,068
Total revenues	4,563,172
General and Administrative Expenses	
Salaries, commissions, and benefits	4,336,539
Licenses and fees	60,014
Insurance	52,042
Office	87,395
Promotion	3,205
Depreciation	14,403
Total general and administrative expenses	4,553,598
Net Income Before Income Taxes	9,574
Income Tax Provision (Benefit)	
Current - federal	2,696
Deferred - federal	(786)
State	3,172
Total Income tax provision	5,082
Net Income	$ 4,492

The Tidal Group, Inc.
Statement of Changes in Shareholder's Equity
December 31, 2008

	Common Stock	Retained Earnings	Total
Balance, December 31, 2007	$ 31,200	$ 131,373	$ 162,573
Net Income	-	4,492	4,492
Balance, December 31, 2008	$ 31,200	$ 135,865	$ 167,065

The Tidal Group, Inc.
Statement of Cash Flows
December 31, 2008

Operating Activities		
Net income	$	4,492
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		14,403
Deferred federal income tax benefit		(786)
Changes in assets and liabilities		
Increase in accounts receivable		(620)
Increase in federal income tax receivable		(3,043)
Decrease in prepaid expenses		10,228
Decrease in accounts payable and accrued liabilities		(733)
Net cash provided by operating activities		23,941
Net Increase in Cash		23,941
Cash, December 31, 2007		58,396
Cash, December 31, 2008	$	82,337
Supplemental Cash Flows Information		
Cash paid for income taxes	$	5,739

The Tidal Group, Inc.
Notes to Financial Statements
December 31, 2008

Note 1: Significant Accounting Policies

General

The Tidal Group, Inc. (Company) was formed for the purpose of selling direct participation oil and gas programs for drilling companies in Texas. During 2008, the Company only sold programs for Tidal Petroleum, Inc., a company owned in part by the 100% shareholder of the Company.

Revenue Recognition

The Company recognizes its share of the proceeds from the participation program units sold at the time that sufficient units have been sold to allow the escrow agent to release the funds held in escrow. The contingency needed to release escrow funds is defined in the offering memorandum for each program. Subsequent sales are recognized when an investor is accepted into the program and the funds are available. Additional cash calls for completion and other costs are recognized when the funds are received by the sponsor Tidal Petroleum, Inc.

Commission Expense

Commissions due the individual brokers under their agreements are recorded when an investor is accepted into the program and the funds are available.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Flows

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include cash on hand, demand deposits and certificates of deposit or other highly liquid investments with original maturities of three months or less.

Property and Equipment

Property and equipment are stated at cost. Depreciation is determined on the straight-line method over three to five years.

The Tidal Group, Inc.
Notes to Financial Statements
December 31, 2008

Income Tax

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

Note 2: Federal Income Tax

A reconciliation of the 2008 income tax expense (benefit) to the amount computed by applying the statutory federal income tax rate of 34% is summarized below:

Income tax expense at statutory rate	$	3,602
Surtax exemption		(3,477)
Non-deductible expenses		545
State income tax		4,042
Other		370
	$	5,082

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by paragraph 15c3-1(2) of the rule, which requires that the Company maintain minimum net capital, as defined, of not less than $5,000. (The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than $5,000). At December 31, 2008, the Company had net capital, as defined, of $78,061.

Note 4: Related Party Transactions

As discussed in Note 1, the Company derives all of its income from the sale of direct participation of oil and gas programs for Tidal Petroleum, Inc. (Tidal). Pursuant to this agreement, the Company receives commissions equal to 15% of the total cost of the program units sold by brokers of the Company. Additionally, Tidal pays the majority of all operating expenses including rent, office supplies and utilities. During 2008, Tidal reimbursed administrative salaries and other administrative costs totaling $50,992. This reimbursement is included in other income in the accompanying financial statements.

Note 5: Concentration of Credit Risk

The Company maintains deposits at a certain financial institution. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 per financial institution. At December 31, 2008, the Company's cash on deposit with banks, without regard to reconciling items, did not exceed the insured limit.

The Tidal Group, Inc.
Computation of Net Capital
(As Defined Within Securities Act of 1934 Rule 15c3-1)
December 31, 2008

Total Shareholder's Equity From Statement of Financial	$	167,065
Deduct Shareholder's Equity Not Allowable for Net Capital		-
Total Shareholder's Equity Qualified for Net Capital Add		167,065
Liabilities subordinated to the claims of general creditors allowable in computation of net capital		-
Other allowable credits, deferred taxes		-
Total capital and allowable subordinated liabilities		167,065
Deductions and/or Charges		
Total non-allowable assets from statement of financial condition		89,004
Aged fails-to-deliver		-
Aged short security differences		-
Secured demand note deficiency		-
Commodity futures' contracts and spot commodities		-
Other deductions and/or charges		-
		89,004
Net Capital Before Haircuts on Securities Positions		
(Haircuts on Securities Computed Where Applicable)		78,061
Contractual securities' commitments		-
Deficit in securities collateralizing secured demand notes		-
Trading and investment securities		-
Undue concentrations		-
Other		-
Net Capital	$	78,061

The Tidal Group, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission and Computation of Net Capital Under 15c3-1

December 31, 2008

As of December 31, 2008, the Company is exempt from the provision of Rule 15c3-3 under Section 15c3-3(k)(2)(i):

"...The provisions of this section shall not be applicable to a broker or dealer...who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of The Tidal Group, Inc. ..." "

Computation of Net Capital under Rule 15c3-1:

There were no material differences between net Capital as presented on page 9 herein, and the Company's presentation of Net Capital in Part IIA of Form X-17A-5 as of December 31, 2008.

BKD LLP
CPAs & Advisors

10001 Reunion Place, Suite 400
San Antonio, TX 78216-4137
210.341.9400 Fax 210.341.9434 www.bkd.com

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
The Tidal Group, Inc.

In planning and performing our audit of the financial statements of The Tidal Group, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, certifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

BKD, LLP

January 19, 2009

END